UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

AMERICAN GREETINGS CORPORATION

(Name of Applicant)

One American Road

Cleveland, Ohio 44144

(216) 252-7300

(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE

INDENTURE TO BE QUALIFIED

Title of Class	Amount
7 3/8% Senior Notes due June 1, 2016	Up to $22,000,000 aggregate principal amount

Approximate date of proposed public offering:

As soon as practicable after the effective date of this Application for Qualification.

Name and address of agent for service:

Catherine M. Kilbane, Esq.

Senior Vice President, General Counsel And Secretary

American Greetings Corporation

One American Road

Cleveland, Ohio 44144

(216) 252-7300

With a copy to:

Katherine D. Brandt, Esq.

Thompson Hine LLP

335 Madison Avenue, 12th Floor

New York, New York 10017

(212) 908-3915

The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the obligor.

GENERAL

1. General Information

(a) American Greetings Corporation (the “Company”) is a corporation.

(b) The Company was organized under the laws of the State of Ohio.

2. Securities Act Exemption Available

In connection with a potential acquisition by the Company directly and/or through one or more of its subsidiaries of an entity (collectively with such entity’s subsidiaries, the “Debtors”) that intends to file a petition and plan of reorganization (the “Plan”) under the U.S. Bankruptcy Code, the Company will offer, under the terms and subject to the conditions to be set forth in the Plan, up to $22 million in aggregate principal amount of its 7 3/8% senior notes due June 1, 2016 (the “Notes”). The Notes will be issued pursuant to the Indenture dated May 24, 2006 between the Company and The Bank of Nova Scotia Trust Company of New York, as supplemented by the First Supplemental Indenture to be qualified under this Form T-3 (collectively, the “Indenture”), copies of which are attached as Exhibit T3C.1 and Exhibit T3C.2 to this application, to be dated as of the effective date of the Plan (the “Effective Date”).

On the Effective Date, the Company will issue the Notes to certain creditors of the Debtors. The Company intends to offer the Notes to the creditors in reliance on an exemption from the registration requirements of the Securities Act afforded by Section 1145 of Title 11 of the U.S. Bankruptcy Code. To the extent that the solicitation constitutes an offer of new securities not exempt from registration under Section 1145(a)(1), the Company is also relying upon the exemption from the registration requirements of the Securities Act afforded by Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

AFFILIATIONS

3. Affiliates

For purposes of this Application only, the officers and directors of the Company named in response to Item 4 hereof may be deemed affiliates of the Company by virtue of the positions held by such persons with the Company.

The following is a list of entities that may be deemed affiliates of the Company as of the date of this application.

Affiliate Companies

Name	Percentage of Voting Securities Held By the Company	Jurisdiction of Incorporation/ Organization
A.G. Industries, Inc.	100	North Carolina
A.G. Europe, Inc.	100	Delaware
AG Interactive, Inc.	100	Delaware
A.G. (UK), Inc.	100	Ohio
ag.com, inc.	100	Delaware
AGC Funding Corporation	100	Delaware
AGC Holdings, LLC	100	Delaware
A.G.C. Investments, Inc.	100	Delaware
AGCM, Inc.	100	Ohio
AGC, LLC	100	Delaware
AGP Kids, Inc.	100	Delaware
American Greetings Export Corp.	100	U.S. Virgin Islands
American Greetings Interactive France SAS	100	France
American Greetings Interactive Ibérica, SL	100	Spain
American Greetings Service Corp.	100	Delaware

Balloon Zone Distribution, Inc.	100	Delaware
BMA Holdings, LLC	99	Delaware
Camden Graphics Limited	100	England
Cannonbury Design Limited	100	England
Card Connection Limited	100	England
Carlton (UK) Retail, Ltd.	100	Delaware
Carlton Cards Limited	100	Canada
Carlton Cards Limited	100	England
Carlton Cards Limited	100	Ireland
Carlton Cards Retail, Inc.	100	Connecticut
Carlton Mexico, S.A. de C.V.	100	Mexico
CCL Service of Ontario Ltd.	100	Canada
Cloudco, Inc.	100	Delaware
Collage Designs Limited	100	England
Collage Italia SPA	100	Italy
Creatacard International Leasing Inc.	100	Delaware
Creatacard Canada, Inc.	100	Canada
Creatacard, Inc.	100	Delaware
Custom Holdings, Inc.	100	Delaware
Delaware Retail Services Ltd.	100	Delaware
Egreetings Network, Inc.	100	Delaware
Faime PTY Ltd.	100	Australia
GGIP, Inc.	100	Delaware
Gibson Greetings International Limited	100	Delaware
Gibson Hanson Graphics Limited	100	England
Gift Connection Limited	100	England
John Sands (Australia) Ltd.	100	Delaware
John Sands (N.Z.) Ltd.	100	Delaware
John Sands Holding Corp.	100	Delaware
Kiwee Comunicatii S.R.L.	100	Romania
Lakeshore Holding Company	100	Delaware
Lakeshore Trading Company	100	Delaware
Les Cartes Carlton Du Quebec Limitee	100	Canada
Memphis Property Corporation	100	Ohio
Microcourt Limited	100	England
MIDIRingtones, LLC	100	Minnesota
Opticolor, Inc.	100	Washington
PhotoWorks, Inc.	100	Washington
Plus Mark, Inc.	100	Ohio
Quality Greeting Card Distributing Company, Inc.	100	New Jersey
Red Kite Design Limited	100	England
Seattle Filmworks Manufacturing Company	100	Washington
SuperVend, Inc.	80	Colorado
The AG Pension Trustee Limited	100	England
The Birthday Foundation	100	Ohio
The Hatchery, LLC	50	Delaware
The Ink Group NZ Ltd.	100	New Zealand
The Ink Group PTY Ltd.	100	Australia
The Ink Group Publishers PTY Ltd.	100	Australia
The Sixty Acre Company, Inc.	100	Delaware
Those Characters From Cleveland, Inc.	100	Ohio
UK Greetings Limited	100	England

MANAGEMENT AND CONTROL

4. Directors and Executive Officers

The following table lists the names of all directors and executive officers of the Company as of the date hereof. The mailing address of each director and executive officer is: c/o American Greetings Corporation, One American Road, Cleveland, Ohio 44144.

Morry Weiss	Chairman
Scott S. Cowen	Director
Jeffrey D. Dunn	Director
Joseph S. Hardin, Jr.	Director
William E. MacDonald, III	Director
Michael J. Merriman, Jr.	Director
Charles A. Ratner	Director
Jerry Sue Thornton	Director
Zev Weiss	Director and Chief Executive Officer
Jeffrey Weiss	Director and President and Chief Operating Officer
John W. Beeder	Senior Vice President – Executive Sales and Marketing Officer
John S. N. Charlton	Senior Vice President – International
Michael L. Goulder	Senior Vice President – Executive Supply Chain Officer
Thomas H. Johnston	Senior Vice President – Creative/Merchandising and President, Carlton Cards Retail
Catherine M. Kilbane	Senior Vice President, General Counsel and Secretary
William R. Mason	Senior Vice President – Wal-Mart
Brian T. McGrath	Senior Vice President – Human Resources
Stephen J. Smith	Senior Vice President and Chief Financial Officer
Erwin Weiss	Senior Vice President – Enterprise Resource Planning
Joseph B. Cipollone	Vice President, Corporate Controller
Josef Mandelbaum	Vice President – CEO AG Properties
Douglas W. Rommel	Vice President – Information Resources

5. Principal Owners of Voting Securities

The following table provides information as to each person who beneficially owned more than 10% of the Company’s outstanding voting securities as of December 19, 2008, unless noted otherwise:

Name & Address	Title of Class Owned	Amount Owned		Percentage of Voting Securities Owned
Morry Weiss c/o American Greetings Corporation	Class A Common Shares	235,407	(1)	*
One American Road Cleveland, Ohio 44144	Class B Common Shares	748,458	(1)(2)	20.73%

M.A.M. Investments Ltd., et al Orion House, 5 Upper St. Martin’s Lane	Class A Common Shares	4,673,823	(3)	11.15%
London WC2H 9EA, United Kingdom	Class B Common Shares	—		*

The Irving I. Stone Limited Liability Company Irving I. Stone Oversight Trust	Class A Common Shares	—		*
One American Road Cleveland, Ohio	Class B Common Shares	1,818,182	(4)	51.84%

*	less than 1.00% of class outstanding

(1)	Includes 109,310 Class A Common Shares and 115,655 Class B Common Shares for which Mr. Weiss is deemed, under Rule 13d-3 of the Securities Exchange Act, to be beneficial owner by having the right to acquire ownership thereof within 60 days pursuant to outstanding stock options.
(2)	Excludes the following shares with respect to which Mr. Weiss disclaims beneficial ownership: 78,800 Class B Common Shares beneficially owned by Mr. Weiss’s wife, Judith Weiss, 203,964 Class B Common Shares owned by the Irving I. Stone Foundation, of which Mr. Weiss is a trustee, and 200,000 Class B Common Shares owned by Irving Stone Support Foundation, of which Mr. Weiss is a trustee.
(3)	Information is based on an amended report on Schedule 13G filed with the Securities and Exchange Commission on April 21, 2008 by M.A.M. Investment Ltd., Marathon Asset Management (Services) Ltd., Marathon Asset Management LLP, William James Arah, Jeremy John Hosking, and Neil Mark Ostrer (percentage ownership has been recalculated based on the outstanding Class A common shares on December 19, 2008). According to Schedule 13G, Marathon Asset Management LLP, Marathon Asset Management (Services) Ltd., M.A.M. Investments Ltd., William James Arah, Neil Mark Ostrer, and Jeremy John Hosking each have shared voting power with regard to 3,337,023 Class A common shares, have shared dispositive power with regard to 4,673,823 Class A common shares, and, as control persons of Marathon Asset Management LLP, are deemed to beneficially own 4,673,823 Class A common shares, but disclaim any direct ownership of such shares.
(4)	The shares are held by The Irving I. Stone Limited Liability Company and are voted at the direction of the Irving I. Stone Oversight Trust, of which each of Messrs. Zev Weiss and Jeffrey Weiss is a trustee. Messrs. Gary Weiss and Elie Weiss, brothers of Messrs. Zev and Jeffrey Weiss, are also trustees of the Irving I. Stone Oversight Trust. Mr. Gary Weiss is an employee and non-executive officer of the Company and Mr. Elie Weiss is not employed by the Company.

UNDERWRITERS

6. Underwriters

(a) Persons acting as underwriters within the last three years:

The following companies served as underwriters in connection with the Company’s offering in May 2006 of the Notes:

Name	Mailing Address
UBS Securities LLC	299 Park Avenue, New York, NY 10171
J.P. Morgan Securities Inc.	270 Park Avenue, New York, NY 10017
NatCity Investments, Inc.	1965 E. 6th Street, Cleveland, OH 44114
KeyBanc Capital Markets, a division of McDonald Investments Inc.	127 Public Square, Cleveland, OH 44114
ABN AMRO Incorporated	Gustav Mahlerlaan 10, 1082 PP Amsterdam, The Netherlands
Scotia Capital (USA) Inc.	1 Liberty Plaza, 25th Floor, 165 Broadway, New York, NY 10006
PNC Capital Markets LLC	249 Fifth Avenue, One PNC Plaza, Pittsburgh, PA 15222

(b) No person is acting as a principal underwriter of the Notes proposed to be offered pursuant to the Indenture.

CAPITAL SECURITIES

7. Capitalization

(a) The authorized and outstanding capital stock and debt securities of the Company as of December 19, 2008 were as follows:

Title of Class	Amount Authorized	Amount Outstanding
Class A Common Shares, par value $1.00 per share	187,600,000 Shares	41,916,908
Class B Common Shares, par value $1.00 per share	15,832,968 Shares	3,495,741
6.10% Senior Notes, due 2028	$300,000,000 par	$181,000 par
7.375% Senior Notes, due 2016	$200,000,000 par	$200,000,000 par

(b) Each Class A Common Share is entitled to one vote upon all matters presented to shareholders. Any proposal to amend the Articles of Incorporation to increase the number of authorized Class A Common Shares or Class B Common Shares requires for its adoption the affirmative vote of at least two-thirds of the then outstanding Class A Common Shares, voting as a class. Each Class B Common Share is entitled to ten votes upon all matters presented to shareholders. Any proposal to amend the Articles of Incorporation to increase the number of authorized Class A Common Shares or Class B Common Shares requires for its adoption the affirmative vote of at least two-thirds of the then outstanding Class B Common Shares, voting as a class.

INDENTURE SECURITIES

8. Analysis of Indenture Provisions

Certain Notes will be issued on the Effective Date (as hereinafter defined) pursuant to the Indenture dated May 24, 2006 (the “Original Indenture”) between the Company and The Bank of Nova Scotia Trust Company of New York (the “Trustee”), as supplemented by the First Supplemental Indenture (the “First Supplemental Indenture” and, together with the Original Indenture, the “Indenture”) to be dated as of the effective date of the Plan (the “Effective Date”). The following analysis is not a complete description of the Indenture provisions discussed and is qualified in its entirety by reference to the terms of the Indenture, a form of which is attached as Exhibit T3C hereto and incorporated by reference herein. Capitalized terms used below but not defined herein have the meanings assigned to them in the Indenture.

(a) Events of Default

The following will be Events of Default under the Indenture:

(1) the Company fails to pay interest on any of the Notes when due, which failure continues for 30 days;

(2) the Company fails to pay any principal on any of the Notes when due, which failure continues for 30 days;

(3) the Company fails to comply with Article 5 (Successor Corporation) or make a payment to purchase Notes tendered upon the occurrence of a Change of Control;

(4) the Company fails to perform any other agreement or covenant in the Indenture, which failure continues for 60 days after notice as provided in the Indenture;

(5) default under any mortgage, indenture or other instrument or agreement under which there may be issued or by which there may be secured or evidenced indebtedness by the Company or any restricted subsidiary, whether such indebtedness now exists or is incurred after the issuance of the Notes, which default (A) is caused by a failure to pay at final maturity principal on such indebtedness within the applicable express grace period and any extensions thereof, (B) results in the acceleration of such indebtedness prior to its express final maturity or (C) results in the commencement of judicial proceedings to foreclose upon, or to exercise remedies under applicable law or applicable security documents to take ownership of, the assets securing such indebtedness, and, in each case, the principal amount of such indebtedness, together with the principal amount of any other indebtedness with respect to which an event described in clause (A), (B) or (C) has occurred and is continuing, aggregates $20.0 million or more;

(6) one or more judgments or orders that exceed $20.0 million in the aggregate (net of amounts covered by insurance or bonded) for the payment of money have been entered by a court or courts of competent jurisdiction against the Company or any restricted subsidiary and such judgment or judgments have not been satisfied, stayed, annulled or rescinded within 60 days of being entered;

(7) certain events of bankruptcy, insolvency or reorganization involving the Company or any of its significant subsidiaries, whether through (i) the entry of such events by a court of proper jurisdiction or (ii) the commencement of such events by the Company itself; and

(8) any Note Guarantee of any significant subsidiary ceases to be in full force and effect (other than in accordance with the terms of such Note Guarantee and the Indenture) or is declared null and void and unenforceable or found to be invalid or any Guarantor denies its liability under its Note Guarantee (other than by reason of release of a Guarantor from its Note Guarantee in accordance with the terms of the Indenture and the Note Guarantee).

If an Event of Default, other than an Event of Default described in clause (6) above, occurs and is continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding Notes by written notice may declare the principal amount of the Notes to be due and payable immediately. Upon such declaration of acceleration, the aggregate principal of and accrued and unpaid interest on the outstanding Notes shall become due and payable. However, after such an acceleration, but before a judgment or decree based on the acceleration, the holders of a majority in aggregate principal amount of the outstanding Notes may rescind and annul the acceleration if (a) the rescission would not conflict with any judgment or decree, (b) all Events of Default, other than the nonpayment of principal or interest that has become due solely because of the acceleration, has been paid, (c) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid, (d) the Company has paid all sums paid or advanced by the Trustee under the Indenture and its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances and those of its agents and counsel, and (e) in the event of the cure or waiver of an Event of Default of the type described in clause (7) above, the Trustee shall have received an Officers’ Certificate and an Opinion of Counsel that such Event of Default has been cured or waived. If an Event of Default described in clause (7) above occurs, all unpaid principal of, premium, if any, and accrued and unpaid interest on all of the outstanding Notes will automatically become immediately due and payable.

If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy by proceeding at law or in equity to collect the payment of principal of, or premium, if any, and interest on the Notes or to enforce the performance of any provision of the Notes or the Indenture and may take any necessary action requested of it as Trustee to settle, compromise, adjust or otherwise conclude any proceedings to which it is a party.

The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. No remedy is exclusive of any other remedy. All available remedies are cumulative to the extent permitted by law.

The holders of a majority in aggregate principal amount of the outstanding Notes have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee or exercising any trust or power conferred on the Trustee by the Indenture. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines may be unduly prejudicial to the rights of another holder not taking part in such direction, and the Trustee shall have the right to decline to follow any such direction if the Trustee, being advised by counsel, determines that the action so directed may not lawfully be taken or if the Trustee in good faith shall, by a Trust Officer, determine that the proceedings so directed may involve it in personal liability; provided that the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction. In the event the Trustee takes any action or follows any direction pursuant to this Indenture, the Trustee shall be entitled to indemnification reasonably satisfactory to it against any loss or expense caused by taking such action or following such direction.

No holder will have any right to institute any proceeding under the Indenture, or for any other remedy under the Indenture unless (1) the Trustee has failed to institute such a proceeding within 60 days after receiving written notice of a continuing Event of Default by such holder and a request to act by holders of at least 25% in aggregate principal amount of Notes outstanding, (2) the Trustee has been offered indemnity satisfactory to it in its reasonable judgment, and (3) the Trustee has not received from the holders of a majority in aggregate principal amount of the Notes then outstanding a direction inconsistent with such request.

(b) Authentication and Delivery of Notes; Use of Proceeds

The Notes to be issued under the Indenture on the Effective Date shall be executed by manual or facsimile signature on behalf of the Company by any two of the following officers: its Chairman of the Board, its Chief Executive Officer, its Chief Financial Officer, its President, any Senior Vice President or Vice President, the Treasurer, the Assistant Treasurer, the Secretary or an Assistant Secretary. If an officer whose signature is on a Note no longer holds that office at the time the Trustee authenticates the Note, the Note shall be valid nevertheless.

The Trustee or an authentication agent shall authenticate (i) Notes for original issue on the Effective Date in the aggregate principal amount not to exceed $22,000,000, and (ii) additional Notes for original issue following the Effective Date in unlimited aggregate principal amount (so long as permitted by the terms of this Indenture) for original issue upon a written order of the Company in the form of an officer’s certificate in aggregate principal amount as specified in such order. The officer’s certificate shall specify the amount of Notes to be authenticated, the date on which the Notes are to be authenticated and the aggregate principal amount of Notes outstanding on the date of authentication, and shall further specify the amount of such Notes to be issued as a Global Note or Certificated Notes.

The Notes will not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the Note. The signature will be conclusive evidence that the Note has been authenticated under the Indenture.

The Company will not receive any cash proceeds from the issuance of the Notes because the Notes are being issued in exchange for all of the issued and outstanding capital stock of an entity in connection with a petition and plan of reorganization under the U.S. Bankruptcy Code to be filed by such entity and its subsidiaries.

(c) Release and Substitution of Property Subject to the Lien of the Indenture

The Notes are unsecured obligations of the Company. As such, the Notes are not secured by any lien on any property.

(d) Satisfaction and Discharge of the Indenture

The Indenture shall be discharged and shall cease to be of further effect as to all outstanding Notes and the Trustee, on written demand of and at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture, when either:

(1) all the Notes that have been authenticated and delivered (except lost, stolen or destroyed Notes, which have been replaced or paid and Notes for whose payment money has been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Company or discharged from this trust) have been delivered to the Trustee for cancellation, or

(2) all Notes not delivered to the Trustee for cancellation:

(i) have become due and payable,

(ii) will become due and payable, or may be called for redemption, within one year, or

(iii) have been called for redemption pursuant to paragraph 5 of the Notes and, in any case, the Company has irrevocably deposited or caused to be deposited with the Trustee as trust funds, in trust solely for the benefit of the holders, U.S. legal tender, U.S. Government Obligations or a combination thereof, in such amounts as will be sufficient (without consideration of any reinvestment of interest) to pay and discharge the entire indebtedness (including all principal and accrued interest) on the Notes not theretofore delivered to the Trustee for cancellation, (b) the Company has paid all other sums payable by it under the Indenture, and (c) the Company has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or on the date of redemption, as the case may be.

In addition, the Company must deliver an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent to satisfaction and discharge have been complied with.

Notwithstanding the satisfaction and discharge of the Indenture, certain of the Company’s obligations shall survive.

(e) Evidence Required to be Furnished by the Company to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture

The Company is required to deliver to the Trustee, within 90 days after the end of each fiscal year of the Company, an Officers’ Certificate (one of the signers of which shall be the principal executive officer, principal financial officer, principal accounting officer or treasurer), stating the signer’s knowledge of the Company’s compliance with all conditions and covenants on its part contained in the Indenture and stating whether or not the signer knows of any default or Event of Default. If such signer knows of such a default or Event of Default, the Officers’ Certificate must describe the default or Event of Default and the efforts to remedy the same.

Upon any request or application by the Company or any Guarantor to the Trustee to take any action under the Indenture, the Company or such Guarantor, as the case may be, shall furnish to the Trustee (a) an Officers’ Certificate stating that, in the opinion of the signers, all conditions precedent, if any, provided for in the Indenture relating to the proposed action have been complied with; and (b) an Opinion of Counsel stating that, in the opinion of such counsel, all such conditions precedent, if any, provided for in the Indenture relating to the proposed action have been complied with.

Each certificate and opinion with respect to compliance with a condition or covenant provided for in the Indenture shall include (a) a statement that the person making such certificate or opinion has read such covenant or condition and the definitions relating thereto, (b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based, (c) a statement that, in the opinion of such person, it or he has made such examination or investigation as is necessary to enable such person to express an informed opinion as to whether or not such covenant or condition has been complied with, and (d) a statement as to whether or not, in the opinion of such person, such covenant or condition has been complied with.

9. Other Obligors

None.

CONTENTS OF APPLICATION FOR QUALIFICATION

(a) Pages numbered 1 to 11, consecutively.

(b) The statement of eligibility and qualification on Form T-1 of The Bank of Nova Scotia Trust Company of New York, Trustee under the Indenture to be qualified (included as Exhibit T3G hereto).

(c) The following Exhibits in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the trustee:

Exhibit T3A	Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (File No. 001-13859, filed July 1, 2008)).

Exhibit T3B	Amended and Restated Regulations of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Annual Report on Form 10-K (File No. 001-13859, filed July 1, 2008)).

Exhibit T3C.1	Form of Indenture between the Company and The Bank of Nova Scotia Trust Company of New York, as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 001-13859, filed May 22, 2006).

Exhibit T3C.2	Form of First Supplemental Indenture between the Company and The Bank of Nova Scotia Trust Company of New York, as Trustee.

Exhibit T3D	Not Applicable.

Exhibit T3E.1	Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code.*

Exhibit T3E.2	Disclosure Statement.*

Exhibit T3F	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.

Exhibit T3G	Statement of eligibility and qualification of the Trustee on Form T-1.

*	To be filed by amendment.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, American Greetings Corporation, a corporation organized and existing under the laws of the State of Ohio, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Cleveland and State of Ohio, on the 30th day of December, 2008.

(SEAL)

American Greetings Corporation

By:	/s/ Catherine M. Kilbane
Name:	Catherine M. Kilbane
Title:	Senior Vice President, General Counsel and Secretary

Attested By:	/s/ Christopher W. Haffke
Name:	Christopher W. Haffke
Title:	Assistant General Counsel and Assistant Secretary